

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 22, 2016

Mr. William Chu
Chief Financial Officer
Toucan Interactive Corp.
25 E. Foothill Blvd.
Arcadia CA 91006

> **Re: Toucan Interactive Corp.**
> **Form 10-K for Fiscal Year Ended February 29, 2016**
> **Filed April 19, 2016**
> **File No. 333-195267**

Dear Mr. Chu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications